UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.

                                      FORM 10-C

              Report by issuer of securities quoted on The Nasdaq Stock
                Market, filed pursuant to Section 13 or 15(d) of the
              Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17
                                     thereunder.


                              ANALYTICAL SURVEYS, INC.
                   (Exact name of issuer as specified in charter)


                                 1935 Jamboree Drive
                          Colorado Springs, Colorado  80920
                      (Address of principal executive offices)


                                    719-593-0093
                             (Issuer's telephone number)



            ITEM 1. Change in Number of Shares Outstanding

            1. Title of security: Analytical Surveys, Inc. no par value common stock

            2.   Number of shares outstanding before the change:
                 2,832,349

            3.   Number of shares outstanding after the change:
                 3,062,349

            4.   Effective Date of change:     December 22, 1995

            5.   Method of change: Acquisition

                 Two hundred thirty thousand (230,000) shares were issued as part of the consideration given for substantially
                 all of the net assets of Intelligraphics Corporation
            acquired by
                 Analytical Surveys, Inc.


            Signature:
                                Analytical Surveys, Inc.
                                By:





                                     /s/ Scott C. Benger
                                     Secretary / Treasurer


            Date January 2, 1996